Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2006
Net (loss) income	$(181)	$(14)	$(247)	$1,174
Accretion and dividends on preferred stock	250	346	627	911

Net (loss) income attributable to common shareholders	$(431)	$(360)	$(874)	$263

(Loss) earnings per common share - basic	$(0.06)	$(0.05)	$(0.12)	$0.04

(Loss) earnings per common share - diluted	$(0.06)	$(0.05)	$(0.12)	$0.03

Weighted average shares outstanding - basic	7,331,469	7,467,339	7,090,050	7,467,339

Weighted average shares outstanding	7,331,469	7,467,339	7,090,050	7,467,339
Effect of convertible preferred stock	—	—	—	4,285,714
Effect of options	—	—	—	178,131

Weighted average shares outstanding - diluted	7,331,469	7,467,339	7,090,050	11,931,184